Exhibit 99.1

AGREEMENT TO FILE JOINT SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of Wize Pharma, Inc., a Delaware corporation.  The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: June 10, 2019	/s/ Noam Danenberg
Noam Danenberg

Dated: June 10, 2019	Mobigo Inc.

	By:	/s/ Priscilla Julie
	Name:	Priscilla Julie
	Title:	Director

Dated: June 10, 2019	N. Danenberg Holdings (2000) Ltd.

	By:	/s/ Noam Danenberg
	Name:	Noam Danenberg
	Title:	Chief Executive Officer